(212) 818-8614
email address
ahudders@graubard.com

June 5, 2006

Filed by EDGAR and Fax

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	HydroGen Corporation
Post-Effective Amendment No. 1 to Registration Statement
on Form SB-2
Filed on April 28, 2006
File No. 333-128505

Dear Mr. Mancuso:

On behalf of HydroGen Corporation (“HydroGen”), we respond as follows to the Staff’s comments received by letter dated May 22, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

Defined terms used in this letter have the meanings assigned to them in the Registration Statement.

Critical Accounting Policies and Estimates, page 19

1.Each of the critical accounting policy disclosures in MD&A should explain how it meets the criteria as a critical accounting policy. You disclosure merely reiterates the accounting policy as presented in the note to the financial statements. With regard to critical accounting estimates, we would expect you to describe the estimate, the methodology that you use to obtain it, any significant assumptions used by management to derive the estimate, and the nature and possible impact of reasonably likely changes in those assumptions. Explain the significance of the estimate to your financial statements and discuss any changes in the estimate made during the periods presented, as well as the reasons for the changes and the impact of the changes on your financial statements and overall financial performance. Please review these disclosure requirements and revise your disclosures accordingly.

Securities and Exchange Commission
June 5, 2006

The company has reviewed the disclosure requirements and revised its critical accounting policy disclosures in MD&A accordingly.

Intellectual Property, page 34

2. We note that your core technology was transferred from Westinghouse to you through FCA. Please file all material agreements related to those transfers as exhibits to your registration statement.

The company has filed the additional agreements as exhibits, which agreements indicate the chain of title of the core technology.

Certain Transactions, page 43

3. Please disclose in this section the full names of the parties involved in the transactions and how those parties are related to you.

The company reviewed the certain transaction section relating to the Aztore transactions and discovered an error in a date that may have been confusing to investors. As a result of the review, the section was edited and changed to make it more clear and correct the date.

4. Please clarify when Aztore acquired its interests in HydroGen LLC relative to its interest in your company and your interest in HydroGen LLC. Describe any agreements or understanding regarding HydroGen LLC between Aztore and you.

Aztore did not acquire any interest in HydroGen LLC. The limited liability company, prior to the reorganization transaction with Chiste Corporation, did not have any transactions or relationships with Aztore.

Aztore was initially a creditor and then a creditor and shareholder of Dyna-Cam. The creditor relationship arose out of its providing a line of credit to Dyna-Cam during 2002 and 2003. Azatore became a shareholder by buying out two executive share interests in 2003 as part of a settlement of various employment claims they had. Aztore sold its creditor interest to KRM Fund, which converted the note into common stock in accordance with its terms. The shareholder interest was sold from time to time in 2005 and May 2006.

The certain transaction section was edited to make clear that Aztore only had a relationship with Dyna-Cam management and then was only a shareholder.

Securities and Exchange Commission
June 5, 2006

Principal Stockholders page 49

5. Please tell us how you have reflected in the table the voting agreement mentioned at the bottom of page 5.

The number of shares which Messrs Blomen and Tosteson may have the right to vote under the voting agreement among several stockholders have been added to their holdings as part of their beneficial share number. A footnote has been added to indicate (i) the number of shares, (ii) that the voting right extends only to those shares that are not voted in accordance with the agreement, (iii) the matter to which the agreement is currently applicable, and (iv) the termination date of the agreement.

6. Please identify the individuals who beneficially own the shares held in the name of entities.

The footnotes to the table have been amended to reflect for the entity stockholders the actual persons with dispositive and voting control for S.A.C. and Pequot. Please note that S.A.C holdings are now below 5% because of the issuance of shares by the company in the private placement in May 2006 and a sale that reduced their holdings by a small amount.

We contacted the attorneys for Security Management Company, LLC and spoke with Mr. Walt Draney of Chapman and Cutler LLP (312-845-3273), who has informed the company that the disclosure as stated in the prospectus is accurate. The corporate entity that has the authority to vote and sell the shares is stated. The list of beneficial owners changes constantly because the shares of the investment advisor that beneficially owns the funds are purchased and sold daily. While certain individuals are, from time to time as employees of Security Management Company, LLC, charged with certain tasks such as purchasing and selling investment securities for funds of the investment advisor, their obligations and duties continually change, and it would not be accurate to identify them as “controlling” the fund, “controlling” the investment decision of the fund, or being the “beneficial owner” of the shares held by the fund. Because this disclosure has been accepted by the SEC in other filings and the fact that it is accurate according to the fund’s attorneys, we respectfully request that the Staff accept the footnote as written.

Selling Stockholders, page 51

7. Please describe the transactions in which the selling stockholders acquired the securities they are offering for resale.

There has been added to the selling stockholder section a brief description of the transactions in which the shares were issued that include the shares being sold by the selling stockholders. As clarified with the Staff, the comment was not intended to require a statement as to how each specific selling stockholder acquired the shares, but rather it was to be a general statement of the overall transactions. The transactions are described elsewhere in the registration statement in more detail and summarized in this section.

Securities and Exchange Commission
June 5, 2006

Report of Independent Registered Public Accounting Firm, page F-2

8. We note the accountant's do not opine on the period November 11, 2001 (inception) through December 31, 2003. Auditor association with the cumulative data is required on an annual basis as long as a registrant is in the development stage. Since the company is in the development stage, please have your auditors' revise the scope and opinion paragraphs of their report to cover the cumulative financial statement amounts from inception through the most current annual balance sheet date.

Our auditors have revised the scope and opinion paragraphs of their report to cover their association with the cumulative data.

9. Please update the financial statements as required by Item 310(g) of Regulation S-B.

We have added the financial statements and related footnotes for the quarters ended March 31, 2005 and March 2006, and related changes in the registration statement.

Consolidated Statements of Operations. page F-4

10. We see you do not present loss per share disclosures in this statement for fiscal 2004. We also see that you had no common shares outstanding prior to August 2005 and were formerly a limited liability company. Please clarify whether the former or latter fact is the reason no 2004 loss per share amounts are disclosed herein. If no 2004 loss per share amounts were presented because you were a limited liability company (and therefore a tax exempt enterprise) in 2004, please revise the filing to present pro forma tax and earnings per share data (calculated based on the number of common or common equivalent shares issued to the original owners on the date of incorporation and assuming those shares were outstanding for all prior periods) on the face of this statement for 2004. Note that in filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods must continue to be presented for periods prior to becoming taxable. Such pro forma presentations should continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period.

Per this comment, as well as a subsequent discussion with the Staff, we have added pro forma weighted average share data and loss per share data for the years ended December 31, 2005 and 2004, as well as for the quarters ended March 31, 2005 and 2004. We have described these calculations in the footnotes to both the annual and quarterly financial statements. Per the Staff’s request, we have attached schedules showing the computation of these pro forma amounts. We have also disclosed in Note 7 to the financial statements that the company has been incurring losses since inception and therefore no pro forma tax information is required.

Securities and Exchange Commission
June 5, 2006

Consolidated Statements of Shareholders' Equity (Deficiency), page F-5

11. Tell us how you valued and accounted for the shares issued to Mr. Keating. Your response should indicate the method and assumptions used for the valuation.

Per clarification from the Staff, this point was amended to say that we need only address the timing of Mr. Keating’s receipt of shares from the company. On May 27, 2004, 400,000 shares of common stock were issued to Kevin R. Keating as compensation for services valued at $40,000. Please refer to ‘Certain Transactions’ and Part 2 for relevant disclosures.

12. Please tell us how the Statements of Shareholders' Equity complies with paragraph 11(d) of FAS 7, or otherwise revise. In this regard, please revise the balance sheet line item "accumulated deficit" to read "deficit accumulated during the development stage."

The Statements of Shareholders’ Equity have been revised to comply with paragraph 11(d) of FAS 7. The balance sheet line item “accumulated deficit” has been revised to read “deficit accumulated during the development stage.”

Recent Sales of Unregistered Securities, page II-1

13. Please clarify how your sale to Hydrogen LLC employees was consistent with the exemption from registration that you cite.

In conversations with the Staff concerning this comment, it was confirmed that the transaction that should be discussed was the issuance of limited liability company membership units to persons that were employees of HydroGen LLC. Part II of the registration statement has been amended to reflect the exemptions for the sales of the membership units.

There were four original founders of the limited liability company which received units. Therefore, there was no sale transaction under the securities laws to them.

There were three persons who were employees who were granted membership units as part of their employment arrangement. The membership units were earned over time, in the manner of restricted stock and were issued in connection with employment arrangements that included the payment of salaries. These sales were made pursuant to Section 4(2) of the Securities Act of 1933.

One person was issued membership units in connection with his employment, as partial compensation of services. He is an accredited investor and sophisticated investor. This sale was under Section 4(2).

Securities and Exchange Commission
June 5, 2006

Exhibits

14. Please include an updated accountant's consent in the amended filings.

An updated accountant’s consent has been included.

Very truly yours,

/S/ Andrew D. Hudders

Andrew D. Hudders

cc: Tim Buchmiller (Fax 202-772-9218 - Phone 202-551-3635)

ADH:kab
Enclosure

HYDROGEN CORPORATION
Pro Forma Weighted Avg Common Shares Outstanding Calculation
March 31, 2005

	(1)	(2)	(3)	(4)	(5)	(6)	(7)

	Description	Preferred Share Equivalent Issuances	Conversion to Common Factor	Common Equivalent Shares	Common Equivalent Shares Outstanding	Days Outstanding	Shares x Days (Col 5 x Col 6)

Balance January 1, 2005					3,214,490	3	9,643,468.70
1/4/2005	Equity issued to convertible debt investors	1,164	7.414	8,631	3,223,121	27	87,024,255.28
1/31/2005	Vesting of Equity granted (a)	2,398	7.414	17,777	3,240,898	10	32,408,975.03
2/10/2005	Equity issued to convertible debt investors	1,661	7.414	12,315	3,253,212	5	16,266,061.51
2/15/2005	Equity issued to convertible debt investors	1,661	7.414	12,315	3,265,527	8	26,124,216.82
2/23/2005	Equity issued to convertible debt investors	1,661	7.414	12,315	3,277,842	5	16,389,209.51
2/28/2005	Vesting of Equity granted (a)	1,032	7.414	7,653	3,285,494	8	26,283,955.82
3/8/2005	Equity issued for antidilution protection	4,862	7.414	36,048	3,321,543	23	76,395,483.78
3/31/2005	Vesting of Equity granted (a)	1,032	7.414	7,653	3,329,195	1	3,329,195.35

Totals						90	293,864,822

Avg Common Share Equivalent Outstanding-March 31, 2005							3,265,165

(a) Amounts reflect the monthly vesting of equity grants

HYDROGEN CORPORATION
Pro Forma Weighted Avg Common Shares Outstanding Calculation
December 31, 2004

	(1)	(2)	(3)	(4)	(5)	(6)	(7)

	Description	Preferred Share Equivalent Issuances	Conversion to Common Factor	Common Equivalent Shares	Common Equivalent Shares Outstanding	Days Outstanding	Shares x Days (Col 5 x Col 6)

Balance January 1, 2004	Capital Contributed	377,704	7.414	2,800,331	2,800,331	31	86,810,251
31-Jan-04	Vesting of Equity granted (a)	629	7.414	4,663	2,804,994	29	81,344,827
29-Feb-04	Vesting of Equity granted (a)	1,878	7.414	13,924	2,818,918	31	87,386,449
31-Mar-04	Vesting of Equity granted (a)	1,878	7.414	13,924	2,832,841	30	84,985,241
30-Apr-04	Vesting of Equity granted (a)	1,878	7.414	13,924	2,846,765	31	88,249,716
31-May-04	Vesting of Equity granted (a)	1,878	7.414	13,924	2,860,689	30	85,820,660
30-Jun-04	Vesting of Equity granted (a)	2,405	7.414	17,831	2,878,520	31	89,234,125
31-Jul-04	Vesting of Equity granted (a)	2,910	7.414	21,576	2,900,096	31	89,902,989
31-Aug-04	Vesting of Equity granted (a)	2,910	7.414	21,576	2,921,673	9	26,295,054
9-Sep-04	Equity issued to convertible debt investors	854	7.414	6,332	2,928,004	7	20,496,030
16-Sep-04	Equity issued to convertible debt investors	854	7.414	6,332	2,934,336	6	17,606,015
22-Sep-04	Equity issued to convertible debt investors	854	7.414	6,332	2,940,668	8	23,525,340
30-Sep-04	Vesting of Equity granted (a)	2,911	7.414	21,584	2,962,251	27	79,980,782
27-Oct-04	Equity issued to convertible debt investors	1,709	7.414	12,671	2,974,922	4	11,899,687
31-Oct-04	Vesting of Equity granted (a)	2,911	7.414	21,584	2,996,505	16	47,944,088
16-Nov-04	Equity issued to convertible debt investors	854	7.414	6,332	3,002,837	8	24,022,697
24-Nov-04	Equity issued to convertible debt investors	3,588	7.414	26,602	3,029,439	2	6,058,878
26-Nov-04	Equity issued to convertible debt investors	854	7.414	6,332	3,035,771	3	9,107,312
29-Nov-04	Equity issued to convertible debt investors	1,281	7.414	9,497	3,045,268	1	3,045,268
30-Nov-04	Vesting of Equity granted (a)	2,911	7.414	21,584	3,066,852	1	3,066,852
1-Dec-04	Equity issued to convertible debt investors	684	7.414	5,071	3,071,923	7	21,503,460
8-Dec-04	Equity issued to convertible debt investors	3,417	7.414	25,334	3,097,257	2	6,194,514
10-Dec-04	Equity issued to convertible debt investors	513	7.414	3,803	3,101,060	3	9,303,181
13-Dec-04	Equity issued to convertible debt investors	10,680	7.414	79,182	3,180,243	4	12,720,971
17-Dec-04	Equity issued to convertible debt investors	854	7.414	6,332	3,186,574	3	9,559,723
20-Dec-04	Equity issued to convertible debt investors	854	7.414	6,332	3,192,906	11	35,121,965
31-Dec-04	Vesting of Equity granted (a)	2,911	7.414	21,584	3,214,490

Totals						366	1,061,186,072

Avg Common Share Equivalent Outstanding-December 31, 2004							2,899,415

(a) Amounts reflect the monthly vesting of equity grants

HYDROGEN CORPORATION
Pro Forma Weighted Avg Common Shares Outstanding Calculation
December 31, 2005

	(1)	(2)	(3)	(4)	(5)	(6)	(7)

	Description	Preferred Share Equivalent Issuances	Conversion to Common Factor	Common Equivalent Shares	Common Equivalent Shares Outstanding	Days Outstanding	Shares x Days (Col 5 x Col 6)

Balance January 1, 2005					3,214,490	3	9,643,469
1/4/2005	Equity issued to convertible debt investors	1,164	7.414	8,631	3,223,121	27	87,024,255
1/31/2005	Vesting of Equity granted (a)	2,398	7.414	17,777	3,240,898	10	32,408,975
2/10/2005	Equity issued to convertible debt investors	1,661	7.414	12,315	3,253,212	5	16,266,062
2/15/2005	Equity issued to convertible debt investors	1,661	7.414	12,315	3,265,527	8	26,124,217
2/23/2005	Equity issued to convertible debt investors	1,661	7.414	12,315	3,277,842	5	16,389,210
2/28/2005	Vesting of Equity granted (a)	1,032	7.414	7,653	3,285,494	8	26,283,956
3/8/2005	Equity issued for antidilution protection	4,862	7.414	36,048	3,321,543	23	76,395,484
3/31/2005	Vesting of Equity granted (a)	1,032	7.414	7,653	3,329,195	30	99,875,860
4/30/2005	Vesting of Equity granted (a)	1,032	7.414	7,653	3,336,848	31	103,442,286
5/31/2005	Vesting of Equity granted (a)	15,721	7.414	116,558	3,453,406	30	103,602,181
6/30/2005	Vesting of Equity granted (a)	516	7.414	3,826	3,457,232	7	24,200,626
7/7/2005	Conversion of convertible notes into equity	60,446	7.414	448,152	3,905,384
7/7/2005	Chiste shareholders interest, post reverse merger	-		375,865	4,281,249
7/7/2005	Sale of Equity Interests	427,072	7.414	3,166,350	7,447,600	53	394,722,781
8/29/2005	Round up odd-lots			19,327	7,466,927	16	119,470,826
9/14/2005	Round up odd-lots			11,574	7,478,501	15	112,177,510
9/29/2005	Sale of Common Stock			134,439	7,612,940	32	243,614,068
11/1/2005	Round up odd-lots			1,964	7,614,904	62	472,124,026

Totals						365	1,963,765,790

Avg Common Share Equivalent Outstanding-December 31, 2005							5,380,180

(a) Amounts reflect the monthly vesting of equity grants